NEWS RELEASE

EMX Royalty Provides an Update on the Diablillos Royalty Property in Argentina

Vancouver, British Columbia, January 19, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to provide an update on advances at the Diablillos royalty property (the "Royalty Property" or "Property") in Argentina. The Diablillos silver-gold project is being advanced by AbraSilver Resource Corp. ("AbraSilver") (TSX-V: ABRA; OTCQX: ABBRF). EMX's interest in the Property consists of a 1% net smelter return ("NSR") royalty and a pre-production payment.

AbraSilver's ongoing 15,000 meter, Phase III diamond drill program continues to expand and delineate the Southwest Zone (JAC target) discovery with near-surface, high-grade oxide intercepts such as 40 meters averaging 203 g/t silver starting at 114 meters in hole DDH-22-060, and 103 meters averaging 139 g/t silver starting at 65 meters and including 9.0 meters averaging 477 g/t silver and 0.23 g/t gold in hole DDH-22-061 (see AbraSilver news release dated December 15, 2022)1. The Southwest Zone (JAC) provides significant exploration upside to increase the mineral resources of the Property.

The JAC target is located along trend to the southwest of Oculto resource deposit, which had been the previous focus of exploration. AbraSilver announced an updated mineral resource estimate for Oculto reported at a 35 g/t silver equivalent2 cutoff that included measured and indicated resources of 51.3 Mtonnes averaging 66 g/t silver (109 Moz contained Ag) and 0.79 g/t gold (1.3 Moz contained Au) in Q4 of 2022.3 AbraSilver expects a maiden mineral resource estimate for the Southwest Zone (JAC) in the first half of 2023.

The Diablillos Royalty Property provides an example of an EMX royalty acquisition with significant exploration and development optionality resulting from early-stage advancements by the project operator. These advancements create value at no additional cost to EMX. The high-grade nature of the mineralization and exploration potential of multiple targets are particularly compelling upside aspects of the Property.

Commercial Terms Summary (all dollar amounts in USD). The royalty and payment obligations due to EMX are per an agreement originally between SSR Mining and AbraSilver, with EMX acquiring SSR Mining's interests in 2021 (see EMX news releases dated July 29, and October 21, 2021). EMX's 1% NSR royalty is uncapped and cannot be bought down. A payment to EMX of $7 million will be due in 2025, or upon commencement of commercial production, whichever comes first.

1 True widths are approximately 80% of reported interval lengths.

2 AgEq calculated using a) metal prices (USD) of $25/oz Ag & $1750/oz Au, and b) recoveries of 73.5% for Ag & 86% for Au.

3 See AbraSilver news release dated November 3, 2022 and report titled "NI 43-101 Technical Report Mineral Resource Estimate Diablillos Project" with an effective date of October 31, 2022 and dated November 28, 2022. Qualified person is Luis Rodrigo Peralta, B.Sc. (Geo) FAusIMM, an independent Senior Resource Geologist.

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Royalty Property Summary. Diablillos is a high-sulfidation epithermal silver-gold project located in the Puna region of Salta Province, Argentina. Mineralization is hosted in Tertiary volcanic and sedimentary rocks. As a precursor to the current Phase III program, AbraSilver's 20,000 meter, Phase II drill program (completed in 2022) resulted in: a) multiple, near-surface high-grade silver-gold (Ag-Au) intercepts, b) expansion of the mineralized zones at Oculto, c) in-fill of Oculto's high grade Tesoro Zone, and d) the discovery of the Southwest  Zone's JAC target from a 500 meter step out reconnaissance hole.4 Phase II select intercepts reported by AbraSilver are summarized in the table below.5

Zone	Hole ID	From (m)	To (m)	Interval (m)	Ag g/t	Au g/t
Oculto Northeast	21-064	86	147	61	140	0.71
Oculto Northeast	21-067	242	308	66	57	1.90
Oculto Southwest	21-068	89	146	57	108	1.47
Oculto Southwest	22-005	84	151.5	67.5	157	1.95
Tesoro	21-038	112	221.3	109.3	176.8	1.53
Tesoro	22-004	131	271	140	219	1.17
Tesoro	22-015	131.5	157.5	26	2,358	0.36
Tesoro	22-037	71	226	155	185	1.48
Southwest (JAC)	22-019	89	176	87	346	0.15

According to AbraSilver, a number of these intercepts are among the best drill results reported for primary silver projects over the last two years.6 Furthermore, the JAC discovery and Oculto Northeast Zone combine to extend the total strike length of gold-silver mineralization to over two kilometers, which remains open for further expansion.

The Oculto open pit constrained mineral resource update was reported at a 35 g/t silver equivalent cutoff for oxide and transition material as:7 (refer to AbraSilver's November 3, 2022 news release and Technical Report):

  Measured of 19.3 Mtonnes averaging 98 g/t silver (60.6 Moz contained Ag) and 0.88 g/t gold (544 Koz contained Au),
  Indicated of 31.0 Mtonnes averaging 47 g/t silver (48.7 Moz contained Ag) and 0.73 g/t gold (752 Koz contained Au), and
  Inferred of 2.2 Mtonnes averaging 30 g/t silver (2.1 Moz contained Ag) and 0.51 g/t gold (37 Koz contained Au).

Overall, the updated measured and indicated resources resulted in a 22% increase in contained silver and 29% increase in contained gold from the 2021 resource estimate. There was a 135% increase in measured resource tonnage compared to the 2021 estimate, all of which is in the high-grade Tesoro Zone (refer to AbraSilver's November 3, 2022 news release). Importantly, 94% of the measured and indicated resources are oxide material, reflecting the oxidized character of Oculto to depths of 300-400 meters from surface.

4 See AbraSilver October 2022 Corporate Presentation and August 3, 2022 news release.

5 See AbraSilver news releases dated June 13, July 25, August 3, and August 22, 2022. True widths are approximately 80% of reported interval lengths.

6 See AbraSilver October 2022 Corporate Presentation.

7 Refer to AbraSilver's 11/3/2022 news release and 11/28/2022 Technical Report.

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AbraSilver's ongoing Phase III drill program continues to yield high-grade oxide results at the JAC target, as well as at Oculto's Tesoro Zone:8

Zone	Hole ID	From (m)	To (m)	Interval (m)	Ag g/t	Au g/t
Tesoro	22-045	122	249	127	506	1.99
Tesoro	22-043	204	227	23	1939	0.28
Southwest (JAC)	22-046	123	165.5	42.5	400	0.11
Southwest (JAC)	22-052	74	90.5	16.5	389	0.01
Southwest (JAC)	22-052	95.5	126.5	31	63	0.23
Southwest (JAC)	22-052	139.5	164.5	25	754	0.12
Southwest (JAC)	22-057	67	93	26	141	-
Southwest (JAC)	22-057	103	138	35	90	0.21
Southwest (JAC)	22-057	144	164	20	499	0.10
Southwest (JAC)	22-060	114	154	40	203	-
Southwest (JAC)	22-061	65	168	103	139	-
	including	149	158	9	477	0.23

According to AbraSilver, advancement of the Diablillos Property is now focused on a) Phase III drilling at the Southwest Zone's JAC target, b) completion of the maiden resource for the Southwest Zone (JAC) in H1 2023, c) conducting PFS metallurgical testwork, and d) completing a PFS project study in H1 2023.9 In addition, follow-up on the Property's additional targets (e.g., Fantasma, etc.) is underway.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the
TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

8 See AbraSilver news releases dated September 29, October 12, November 9 & 22, and December 15, 2022. True widths are approximately 80% of reported interval lengths.

9 See AbraSilver October 2022 Corporate Presentation.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2022 and the year ended December 31, 2021 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com